Filed by PropertyGuru Group Limited

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Bridgetown 2 Holdings Limited

Commission File No.: 001-39932

Our vision is to be the trusted advisor to every person seeking property

PropertyGuru Group

- **PropertyGuru Group (“PropertyGuru” or “the Company”)**
- Founded in 2007
- Product-diversified property technology business
- Leading property marketplaces in Singapore, Vietnam, Malaysia, and Thailand[1]

Fast Facts

Recent Track Record of Growth
Revenue growth CAGR of ~25% for four years entering COVID period[2]

Transformative Investment During COVID
Capturing COVID-driven unique opportunities including strategic M&A

Well Positioned to Monetise Post-COVID Period
Group has driven digitization and market share growth

US$8.1 billion
in core and adjacent TAM[3]

#1 Player
in 4 priority markets[1]
74% organic traffic [4]

>2.8 million
monthly real estate listings [5]

37 million
monthly property seekers [6]

>49,000
active agents[7]

NOTE: Figures do not include the integration of REA assets in Malaysia and Thailand acquired in August 2021

PropTech Category Creator and Category Innovator

Our proven business model drives accelerated growth and creates a clear path to profitability. At the core is our online property marketplace that leverages a proven online classifieds business model.

Our continued focus on innovation and technology enabled us to offer a diverse range of products and services across the property value chain.

Our proven ability to add market-relevant offerings creates powerful operating leverage and turbo charges our growth.


PROPERTY SEEKERS/SELLERS
AGENTS
LEADS
PropertyGuru Group
MARKETPLACE
LISTINGS
DIGITAL MORTGAGE MARKETPLACE
and brokerage/property data consultancy services for banks, valuers and property developers
DIGITAL MARKETING SERVICES
for property agents and developers
SAAS-BASED SALES PROCESS AUTOMATION
for seekers, agents, property developers, and banks
BANKS/VALUERS
DEVELOPERS

(1) Based on Relative Engagement Market Share, which is defined as time spent on the PropertyGuru website multiplied by the number of visits relative to the time spent on comparable websites multiplied by the numbers of visits. This is calculated using data from SimilarWeb accessed 2 March 2021, last 3 month average as at 31 December 2020. The average time on site is calculated as the time elapsed between the first and last page view per visit (visits are closed after 30 minutes of inactivity); Closest peer as identified by data from SimilarWeb. From October 2020, Malaysia business started using a beta SimilarWeb algorithm that more accurately reflects mobile traffic
(2) In terms of revenue based on statutory accounts; growth CAGR for periods CY15A to CY19A
(3) USD/SGD FX rate of 1.327; Adjacent TAMs (ex-Agent & Developer Marketing) as per Frost & Sullivan; Core TAM refers to "Agent & Developer Marketing", Adjacent TAM refers to "FinTech", "Data Services", "Developer OS", and "Home Services"
(4) Organic traffic (which is traffic to a website that is not a visit generated by a paid advertisement and all mobile application traffic) as a proportion of total visits as sourced from Google Analytics, last 6 month average as at 31 December 2020 for all priority markets, excludes impact of the REA Assets acquired in August 2021
(5) Data from PropertyGuru; Calculated as the number of listings created during the month for Vietnam and total listings at the end of the previous month for other markets, excludes RumahDijual and Dothi, as well as impact of the REA Assets acquired in August 2021; Data represents last 3 months average as at 31 December 2020
(6) Data sourced from Google Analytics (number of website visits), excludes impact of the REA Assets acquired in August 2021; Data represents last 3 months average as at 31 December 2020
(7) Data from PropertyGuru; An agent with a valid subscription (valid for 12 months following payment) for Singapore, Malaysia and Other Asia, whereas active agents in Vietnam are classified as agents who credit money into their accounts; Data represents last 3 months average as at 31 December 2020. Excludes impact of the REA Assets acquired in August 2021

Combining Technological Innovation with Strategic Acquisitions to Redefine Southeast Asia’s Property Market TAKEN DECISIVE STEPS TO IMPROVE OUR MARKET POSITION OVER THE PAST 2 YEARSFINTECH OFFERINGSHOME LOAN PRE-APPROVALFree credit check Online mortgage marketplace that function for bank offers smart financial services borrowing

Well-Positioned to Capture Significant Long-Term Growth Opportunities

SOUTHEAST ASIA IS ESTIMATED TO BECOME THE FOURTH LARGEST ECONOMY IN THE WORLD BY 2030[8]

URBANIZATION

Between **2013 to 2023**

50mn+ urbanites[9]

will need housing in major cities and towns across our five markets

MIDDLE CLASS EXPANSION

Between **2015 to 2025** We expect

61% in GDP Growth [10] per capita

Contributed by the **growing middle class** with increasing purchasing power and digital adoption

DIGITALIZATION

Between **2013 to 2023** The internet penetration rate expected to increase significantly with

200mn+ moving online in SE Asia [11]

Offline-to-online migration in SE Asia markets lags **~10 years behind other developed markets**, but is forecasted to catch up quickly

Talented & Proven Management Team



Hari V Krishnan
Chief Executive Officer and Managing Director

Over two decades of technology industry leadership, success driving digital transformation across multiple industries



Joe Dische
Chief Financial Officer

Over two decades of global financial experience across listed and private companies and industries

[8] According to the Singapore Business Review, ASEAN to become world's fourth largest economy for 2030: Singapore PM Lee, August 2018
[9] Source: Frost & Sullivan; Difference between total SEA urban population expected in 2023 and 2013
[10] Source: Frost & Sullivan; Average for 5-countries – Singapore, Vietnam, Thailand, Malaysia and Indonesia – from 2015 to 2025
[11] Source: Frost & Sullivan; Difference between total SEA internet users expected in 2023 and 2013

Our JourneyAnnounced a business combination agreement with Bridgetown 2 to list on the NYSELaunched home mortgage marketplace, PropertyGuru FinanceExpanded in Vietnam, wholly acquiring Batdongsan.com.vnCelebrated 10-year anniversaryHari V. Krishnan joins as CEO; Takes over from foundersAcquired RumahDijual in IndonesiaAcquired Saas platform ePropertyTrack (now FastKey) Expanded to Malaysia, Indonesia and ThailandClosed funding from angel investors Property Guru Group.com Completed acquisition of IPP assets from REAClosed further funding from TPG & KKR Acquired MyProperty Data in MalaysiaLaunched PropertyGuru Lens and Home-Loan Pre-ApprovalClosed funding from KKR Expanded into Vietnam with strategic investment in Batdongsan.com.vnAcquired Asia Property AwardsClosed funding from TPG, Emtek and Square Peg CapitalStrategic investment by Deutsche Telekom and ImmobilienScout24Launch of PropertyGuru in Singapore© 2021 PropertyGuru Pte Ltd. All rights reserved

Disclaimer This document includes “forward-looking statements” within the meaning of the U.S. federal securities laws and also contains certain financial forecasts and projections. All forward-looking statements are based upon estimates and forecasts and reflect the views, assumptions, expectations, and opinions. Any such estimates, assumptions, expectations, forecasts, views or opinions, whether or not identified in this document, should be regarded as indicative, preliminary and for illustrative purposes only and should not be relied upon as being necessarily indicative of future results. The forward-looking statements and financial forecasts and projections contained in this document are subject to a number of factors, risks and uncertainties. Forward-looking statements speak only as of the date they are made. Undue reliance should not be placed upon the forward-looking statements.PropertyGuruGroup.com © 2021 PropertyGuru Pte Ltd. All rights reserved

Forward-Looking Statements

This document includes “forward-looking statements” within the meaning of the federal securities laws with respect to the proposed transaction between PropertyGuru Pte. Ltd. (“Property Guru”), PropertyGuru Group Limited (“PubCo”) and Bridgetown 2 Holdings Limited (“Bridgetown 2”), and also contains certain financial forecasts and projections. All statements other than statements of historical fact contained in this document, including, but not limited to, statements as to future results of operations and financial position, planned products and services, business strategy and plans, objectives of management for future operations of PropertyGuru, market size and growth opportunities, competitive position, technological and market trends and the potential benefits and expectations related to the terms and timing of the proposed transactions, are forward-looking statements. Some of these forward-looking statements can be identified by the use of forward-looking words, including “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “predicts,” “intends,” “trends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. All forward-looking statements are based upon estimates and forecasts and reflect the views, assumptions, expectations, and opinions of Bridgetown 2 and PropertyGuru, which are all subject to change due to various factors including, without limitation, changes in general economic conditions as a result of COVID-19. Any such estimates, assumptions, expectations, forecasts, views or opinions, whether or not identified in this document, should be regarded as indicative, preliminary and for illustrative purposes only and should not be relied upon as being necessarily indicative of future results.

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The forward-looking statements and financial forecasts and projections contained in this document are subject to a number of factors, risks and uncertainties. Potential risks and uncertainties that could cause the actual results to differ materially from those expressed or implied by forward-looking statements include, but are not limited to, changes in domestic and foreign business, market, financial, political and legal conditions; the timing and structure of the business combination; changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations; the inability of the parties to successfully or timely consummate the business combination, the PIPE investment and other transactions in connection therewith, including as a result of the COVID-19 pandemic or the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the business combination or that the approval of the shareholders of Bridgetown 2 or PropertyGuru is not obtained; the risk that the business combination disrupts current plans and operations of Bridgetown 2 or PropertyGuru as a result of the announcement and consummation of the business combination; the ability of PropertyGuru to grow and manage growth profitably and retain its key employees including its chief executive officer and executive team; the inability to obtain or maintain the listing of the post-acquisition company’s securities on the NYSE following the business combination; failure to realize the anticipated benefits of business combination; risk relating to the uncertainty of the projected financial information with respect to PropertyGuru; the amount of redemption requests made by Bridgetown 2’s shareholders and the amount of funds available in the Bridgetown 2 trust account; PropertyGuru’s ability to attract new and retain existing customers in a cost effective manner; competitive pressures in and any disruption to the industry in which PropertyGuru and its subsidiaries (the “Group”) operates; the Group’s ability to achieve profitability despite a history of losses; the Group’s ability to implement its growth strategies and manage its growth; customers of the Group continuing to make valuable contributions to its platform, the Group’s ability to meet consumer expectations; the success of the Group’s new product or service offerings; the Group’s ability to produce accurate forecasts of its operating and financial results; the Group’s ability to attract traffic to its websites; the Group’s ability to assess property values accurately; the Group’s internal controls; fluctuations in foreign currency exchange rates; the Group’s ability to raise capital; media coverage of the Group; the Group’s ability to obtain insurance coverage; changes in the regulatory environments (such as anti-trust laws, foreign ownership restrictions and tax regimes) of the countries in which the Group operates, general economic conditions in the countries in which the Group operates, the Group’s ability to attract and retain management and skilled employees, the impact of the COVID-19 pandemic on the business of the Group, the success of the Group’s strategic investments and acquisitions, changes in the Group’s relationship with its current customers, suppliers and service providers, disruptions to information technology systems and networks, the Group’s ability to grow and protect its brand and the Group’s reputation, the Group’s ability to protect its intellectual property; changes in regulation and other contingencies; the Group’s ability to achieve tax efficiencies of its corporate structure and intercompany arrangements; the fact that closing (the “REA Closing”) of the Group’s contemplated purchase of the Malaysian and Thai assets of REA Group Ltd. (“REA”) is subject to the satisfaction of certain closing conditions, including REA’s divestment of its 27% interest in 99 Group (the operator of the websites 99.co, iProperty.com.sg and rumah123.com), failing which the REA Closing may not occur; potential and future litigation that the Group may be involved in; unanticipated losses, write-downs or write-offs, restructuring and impairment or other charges, taxes or other liabilities that may be incurred or required subsequent to, or in connection with, the consummation of the Business Combination and technological advancements in the Group’s industry. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of PubCo’s registration statement on Form F-4, the proxy statement/consent solicitation statement/prospectus discussed below, Bridgetown 2’s Quarterly Report on Form 10-Q and other documents filed by PubCo or Bridgetown 2 from time to time with the U.S. Securities and Exchange Commission (the “SEC”). These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. In addition, there may be additional risks that neither Bridgetown 2 nor PropertyGuru presently know, or that Bridgetown 2 or PropertyGuru currently believe are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. Forward-looking statements reflect Bridgetown 2’s and PropertyGuru’s expectations, plans, projections or forecasts of future events and view. If any of the risks materialize or Bridgetown 2’s or PropertyGuru’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements.

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Forward-looking statements speak only as of the date they are made. Bridgetown 2 and PropertyGuru anticipate that subsequent events and developments may cause their assessments to change. However, while PubCo, Bridgetown 2 and PropertyGuru may elect to update these forward-looking statements at some point in the future, PubCo, Bridgetown 2 and PropertyGuru specifically disclaim any obligation to do so, except as required by law. The inclusion of any statement in this document does not constitute an admission by PropertyGuru nor Bridgetown 2 or any other person that the events or circumstances described in such statement are material. These forward-looking statements should not be relied upon as representing Bridgetown 2’s or PropertyGuru’s assessments as of any date subsequent to the date of this document. Accordingly, undue reliance should not be placed upon the forward-looking statements. In addition, the analyses of PropertyGuru and Bridgetown 2 contained herein are not, and do not purport to be, appraisals of the securities, assets or business of the PropertyGuru, Bridgetown 2 or any other entity.

Non-IFRS Financial Measures

This document may also include references to non-IFRS financial measures. Such non-IFRS measures should be considered only as supplemental to, and not as an alternative to, financial measures prepared in accordance with IFRS, and such non-IFRS measures may not be comparable to similarly titled non-IFRS financial measures used by other companies.

Important Information About the Proposed Transactions and Where to Find It

This document relates to a proposed transaction between PropertyGuru and Bridgetown 2. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The proposed transactions will be submitted to shareholders of Bridgetown 2 for their consideration.

PubCo intends to file a registration statement on Form F-4 (the “Registration Statement”) with the SEC which will include preliminary and definitive proxy statements to be distributed to Bridgetown 2’s shareholders in connection with Bridgetown 2’s solicitation for proxies for the vote by Bridgetown 2’s shareholders in connection with the proposed transactions and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to PropertyGuru’s shareholders in connection with the completion of the proposed business combination. Bridgetown 2 and PubCo also will file other documents regarding the proposed transaction with the SEC.

After the Registration Statement has been filed and declared effective, Bridgetown 2 will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date established for voting on the proposed transactions. This communication is not a substitute for the Registration Statement, the definitive proxy statement/prospectus or any other document that Bridgetown 2 will send to its shareholders in connection with the business combination. Bridgetown 2’s shareholders and other interested persons are advised to read, once available, the preliminary proxy statement/prospectus and any amendments thereto and, once available, the definitive proxy statement/prospectus, in connection with Bridgetown 2’s solicitation of proxies for its special meeting of shareholders to be held to approve, among other things, the proposed transactions, because these documents will contain important information about Bridgetown 2, PubCo, PropertyGuru and the proposed transactions. Shareholders and investors may also obtain a copy of the preliminary or definitive proxy statement, once available, as well as other documents filed with the SEC regarding the proposed transactions and other documents filed with the SEC by Bridgetown 2, without charge, at the SEC’s website located at www.sec.gov or by directing a request to Bridgetown 2. The information contained on, or that may be accessed through, the websites referenced in this document is not incorporated by reference into, and is not a part of, this document.

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INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

Bridgetown 2, PubCo and PropertyGuru and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitations of proxies from Bridgetown 2’s shareholders in connection with the proposed transactions. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of Bridgetown 2’s shareholders in connection with the proposed transactions will be set forth in PubCo’s proxy statement/prospectus when it is filed with the SEC. You can find more information about Bridgetown 2’s directors and executive officers in Bridgetown 2’s final prospectus filed with the SEC on January 27, 2021. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement/prospectus when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This document is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities pursuant to the proposed transactions or otherwise, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

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